UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 26, 2021

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Natural Grocers by Vitamin Cottage, Inc.

File No. 1-35608 - CF#36565

Natural Grocers by Vitamin Cottage, Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibit to a Form 10-Q filed on August 2, 2018.

Based on representations by Natural Grocers by Vitamin Cottage, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act,5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time periods specified:

Exhibit 10.48   through May 31, 2026

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Robert Errett
Acting Chief, Disclosure Management Office